

Mail Stop 3561

August 25, 2009

ArvinMeritor, Inc.
J.A. Craig-Chief Financial Officer
2135 West Maple Road
Troy, Michigan 48084

> **Re:** **ArvinMertior, Inc.**
> **Form 10-K for the year ended September 30, 2008**
> **Filed November 21, 2008**
> **File Number: 001-15983**

Dear Mr. Craig:

We have reviewed your response letter dated June 30, 2009 and have the following additional comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is not applicable or a revision is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspect of our review.

Please respond to confirm that such comments will be complied with, or, if certain of the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended September 30, 2008

Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 25

Results of Operations, page 29

We note your response to our prior comment 4 and updated disclosures in your Form 10-Q for the quarter ended June 30, 2009. However, while we note you include a discussion of gross profit in your MD&A, your discussion and analysis of costs of goods sold is significantly limited and in the context of gross profit, which does not address your expenses directly. We believe your disclosures should be more comprehensive and should include separate quantification and discussion of changes in significant components of costs of goods sold, such as direct labor and materials, production costs, etc.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief